

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Mr. Clayton K.Y. Chun
Executive Vice President, Chief Financial Officer and Treasurer
Alexander & Baldwin, Inc.
822 Bishop Street
P. O. Box 3440
Honolulu, Hawaii 96801

      Re: **Alexander & Baldwin, Inc.**
          Form 10-K for the Year Ended December 31, 2023
          Filed February 29, 2024
          Form 8-K Filed July 25, 2024
          File No. 001-35492

Dear Mr. Clayton K.Y. Chun:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate & Construction